UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026
Commission file number: 001-38203
Mynd.ai, Inc.

(Exact name of Registrant as specified in its charter)
Not applicable

(Translation of Registrant’s name into English)

Maples Corporate Services Limited,
PO Box 309,
Ugland House,
Grand Cayman KY1-1104
Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Yes Form 40-F ☐ No

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On January 14, 2026, Promethean Limited, a wholly owned subsidiary of Mynd.ai, Inc. (the “Company”), entered into an Inventory Management and Consultancy Agreement (the “Agreement”) with NetDragon Websoft Holdings Limited (“NetDragon”), the Company’s majority shareholder.
Under the consulting portion of the Agreement, Promethean has engaged NetDragon as an independent contractor to provide supply‑chain consulting services, including assistance in negotiating favorable pricing terms with Promethean’s hardware suppliers. Such services will be performed exclusively by a mutually designated employee of NetDragon.
In addition, the Agreement provides for an inventory financing arrangement under which NetDragon will assume initial payment responsibility for invoices issued by Promethean’s hardware suppliers, subject to a revolving credit cap of US$50 million. Promethean will reimburse NetDragon for such payments within 365 days of its receipt of the related inventory, together with simple interest at a rate of 3% per annum. Notwithstanding the foregoing, if NetDragon fails to make timely payment to any supplier, Promethean will remain responsible for ensuring that such payment is made in accordance with the supplier's payment terms. The Agreement has an initial term of three years and automatically renews for successive one-year periods unless terminated by either party with six months' prior written notice.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynd.ai, Inc.

	By:	/s/ Arthur Giterman
	Name:	Arthur Giterman
Date: January 16, 2026	Title:	Chief Executive Officer & Chief Financial Officer